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                          July 7, 2021

       Anna Paglia
       Chief Executive Officer
       Invesco CurrencyShares Canadian Dollar Trust
       3500 Lacey Road, Ste. 700
       Downers Grove, IL 60515

                                                        Re: Invesco
CurrencyShares Canadian Dollar Trust
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2021
                                                            File No. 333-257549

       Dear Ms. Paglia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Trevor Currie, Esq.